UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Accuride Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00439T107

(CUSIP Number)

February 26, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00439T107	13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 24,754,484
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 24,754,484
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,754,484
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.6%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 00439T107	13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 24,754,484
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 24,754,484
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,754,484
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.6%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 00439T107	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Third Point Offshore Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 14,086,034
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,086,034
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,086,034
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.5%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 00439T107	13G	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Third Point Advisors II L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 14,086,034
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,086,034
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,086,034
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.5%
12	TYPE OF REPORTING PERSON OO

Item 1(a):	Name of Issuer:

The name of the issuer is Accuride Corporation, a corporation organized under the laws of the State of Delaware (the "Company").

Item 1(b):	Address of Issuer's Principal Executive Offices:
The Company's principal executive office is located at 7140 Office Circle, Evansville, IN 47715.
Item 2(a):	Name of Person Filing:
This Schedule 13G is filed by:
(i)

Third Point LLC, a Delaware limited liability company (the "Management Company"), which serves as investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the "Funds"), with respect to shares of Common Stock (as defined in Item 2(d)) directly owned by the Funds; and

(ii)

Mr. Daniel S. Loeb ("Mr. Loeb"), who is the Chief Executive Officer of the Management Company and controls its business activities, with respect to shares of Common Stock indirectly beneficially owned by Mr. Loeb by virtue of such position.

(iii)

Third Point Offshore Master Fund, L.P., a Cayman Islands exempted limited partnership (the “Offshore Master Fund”), which invests and trades in securities, with respect to shares of Common Stock directly held by it; and

(iii)	Third Point Advisors II L.L.C., a Delaware limited liability company (“Advisors II”), which serves as the general partner of the Offshore Master Fund.

The Management Company, Mr. Loeb, the Offshore Master Fund and Advisors II are hereinafter sometimes collectively referred to as the “Reporting Persons”. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b):	Address of Principal Business Office or, if None,

Residence:

The address of the principal business office of the Management Company, Mr. Loeb and Advisors II is 390 Park Avenue, New York, New York 10022. The address of the principal business office of the Offshore Master Fund is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands, British West Indies.

Item 2(c):	Citizenship:

The Management Company and Advisors II are organized as limited liability companies under the laws of the State of Delaware. Mr. Loeb is a United States citizen. The Offshore Master Fund is organized as an exempted limited partnership under the laws of the Cayman Islands.

Item 2(d):	Title of Class of Securities:
Common Stock, $0.01 par value ("Common Stock").
Item 2(e):	CUSIP Number:
00439T107
Item 3:	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
A.	☐ Broker or dealer registered under Section 15 of the
Act,
B.	☐ Bank as defined in Section 3(a)(6) of the Act,
C.	☐ Insurance Company as defined in Section 3(a)(19) of the
Act,
D.	☐ Investment Company registered under Section 8 of the
Investment Company Act of 1940,
E.	☐ Investment Adviser in accordance with Rule
13d-1(b)(1)(ii)(E),
F.	☐ Employee Benefit Plan or Endowment Fund in accordance
with 13d-1 (b)(1)(ii)(F),
G.	☐ Parent Holding Company or control person in accordance
with Rule 13d-1(b)(1)(ii)(G),
H.	☐ Savings Association as defined in Section 3(b) of the
Federal Deposit Insurance Act,
I.	☐ Church Plan that is excluded from the definition of an
investment company under Section 3(c)(14) of the
Investment Company Act of 1940,
J.	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4:	Ownership:
A.	Third Point LLC and Daniel S. Loeb

(a) Amount beneficially owned: 24,754,484. (1)

(b) Percent of class: 17.6%. (2)

(c) Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 24,754,484. (1)

(iii)    Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 24,754,484. (1)
(1)

This amount includes the (i) 14,254,484 shares of Common Stock issuable to the Funds (including the Offshore Master Fund) upon the conversion of the 7.5% Senior Convertible Notes due 2020 issued to the Funds (including the Offshore Master Fund) on February 26, 2010 (the “Convertible Notes”) with the principal amount of $10,690,890 and (ii) 10,500,000 shares of Common Stock purchased by the Funds in the open market.

(2)

This percentage is based upon (i) 125,000,000 shares of Common Stock issued under the Third Amended Plan of Reorganization of the Company, effective on February 26, 2010 (the “Plan”), (ii) 1,294,882 shares of Common Stock issued on February 26, 2010 under the Company’s Key Executive Incentive Plan (as disclosed in the Company’s Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on March 4, 2010 (the “Executive Plan”)) and (iii) 14,254,484 shares of Common Stock issuable to the Funds upon the conversion of the Convertible Notes with the principal amount of $10,690,890 issued to the Funds.

B.	Third Point Offshore Master Fund, L.P. and Third Point Advisors II L.L.C.

(a) Amount beneficially owned: 14,086,034. (1)

(b) Percent of class: 10.5%. (2)

(c) Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 14,086,034. (1)

(iii)    Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 14,086,034. (1)
(1)

This amount includes the (i) 8,118,134 shares of Common Stock issuable to the Offshore Master Fund upon the conversion of the Convertible Notes with the principal amount of $6,088,616 issued to the Offshore Master Fund and (ii) 5,967,900 shares of Common Stock purchased by the Offshore Master Fund in the open market.

(2)

This percentage is based upon (i) 125,000,000 shares of Common Stock issued under the Plan, (ii) 1,294,882 shares of Common Stock issued under the Executive Plan and (iii) 8,118,134 shares of Common Stock issuable to the Offshore Master Fund upon the conversion of the Convertible Notes with principal amount of $6,088,616 issued to the Offshore Master Fund.

Item 5:	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6:	Ownership of More than Five Percent on Behalf of Another Person:

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8:	Identification and Classification of Members of the Group:

Not applicable.

Item 9:	Notice of Dissolution of Group:

Not applicable.

Item 10:	Certification:

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signatures on following page]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2010

THIRD POINT LLC

By: Daniel S. Loeb, Chief Executive Officer

By:	/s/ William Song

Name: William Song

Title:	Attorney-in-Fact

THIRD POINT OFFSHORE MASTER FUND, L.P.

By: Third Point Advisors II L.L.C., its general partner

By: Daniel S. Loeb, Managing Director

By:	/s/ William Song

Name: William Song

Title: Attorney-in-Fact

THIRD POINT ADVISORS II L.L.C.

By: Daniel S. Loeb, Managing Director

By:	/s/ William Song

Name: William Song

Title: Attorney-in-Fact

DANIEL S. LOEB

By:	/s/ William Song

Name: William Song

Title:	Attorney-in-Fact

[SIGNATURE PAGE TO SCHEDULE 13G

WITH RESPECT TO ACCURIDE CORPORATION]

EXHIBIT INDEX

Exhibit 99.1:	Joint Filing Agreement, dated as of March 8, 2010, by and among Third Point LLC, Daniel S. Loeb, Third Point Offshore Master Fund, L.P. and Third Point Advisors II L.L.C.
Exhibit 99.2:

Power of Attorney granted by Daniel S. Loeb in favor of James P. Gallagher, William Song, Joshua L. Targoff and Bruce Wilson, dated January 5, 2009, was previously filed with the SEC on January 6, 2009 as an exhibit to Amendment No. 1 to Schedule 13G filed by Third Point LLC, Third Point Offshore Fund, Ltd., Third Point Offshore Master Fund, L.P., Third Point Advisors II L.L.C. and Daniel S. Loeb with respect to Velocity Express Corporation and is incorporated herein by reference.